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                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549





                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities Exchange Act of 1934



                                March 22, 2004





                              LIHIR GOLD LIMITED


                            Level 7, Pacific Place
                    Cnr Champion Parade / Musgrave Street
                        Port Moresby, Papua New Guinea
                   (Address of principal executive office)



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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.








LIHIR GOLD LIMITED




By:  /s/ Mark Laurie
---------------------------------
   Name  Mark Laurie
         Title: Company Secretary

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                           (LIHIR GOLD LIMITED LOGO)


LIHIR GOLD LIMITED                                           STOCK MARKET CODES:
INCORPORATED IN PAPUA NEW GUINEA                             ASX - LHG
ARBN 069 803 998                                             NASDAQ - LIHRY
                                                             POMSOX - LHG

DATE:  22 MARCH 2004


                              RETURN TO PRODUCTION


Lihir Gold Limited returned to production and operation early on Saturday morning, 20 March. The problem identified with the oxygen plant has been remedied in consultation with the manufacturer, allowing all three autoclaves to operate.

After the scheduled shutdown of the plant for maintenance and improvements in February, Lihir Gold originally expected to return to operation with two autoclaves on March 2nd, with the third autoclave on line on March 7th. However, the company announced on March 2nd that due to the oxygen plant problem, such return to production would be delayed for approximately 21 days. Partial production (at approximately 20 percent of total capacity) employing the smaller Praxair oxygen plant had been ongoing since March 4th.


________________________________________________________________________________

FOR FURTHER INFORMATION:
MARK LAURIE
MANAGER CORPORATE, INVESTOR RELATIONS & COMPANY SECRETARY
LIHIR GOLD LTD

TEL: (+675) 986 5576  E-MAIL: MARK.LAURIE@LIHIR.COM.PG WEBSITE: WWW.LIHIR.COM.PG